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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                              Strategic Diagnostics Inc.
  ----------------------------------------------------------------------------
                                  (Name of Issuer)

                        Common Stock, par value $.01 per share
  ----------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      862700101
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                                    (CUSIP Number)


                       Richard J. Defieux, Edison Venture Fund
                                 997 Lenox Drive, #3
                               Lawrenceville, NJ  08648
                                    (609) 896-1900

  -----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)


                                  December 30, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               SCHEDULE 13D
 -----------------------                      --------------------------------
   CUSIP NO. 862700101                          PAGE   2
 -----------------------                      --------------------------------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edison Venture Fund II, L.P.
       22-3069982
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /

                                                                  (b) /  /
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  3    SEC USE ONLY

 -----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*  OO

 -----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                /  /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                 7   SOLE VOTING POWER

   NUMBER OF         1,087,954
    SHARES      --------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY
     EACH            N/A
   REPORTING    --------------------------------------------------------------
    PERSON       9   SOLE DISPOSITIVE POWER
     WITH
                     1,087,954
                --------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                      N/A
 -----------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,087,954
 -----------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /  /
        EXCLUDES CERTAIN SHARES*

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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.6%
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 14     TYPE OF REPORTING PERSON*
        PN
 -----------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                 SCHEDULE 13D
 -----------------------                      --------------------------------
   CUSIP NO.  862700101                         PAGE   3
 -----------------------                      --------------------------------
 -----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edison Venture Fund II-PA, L.P.
       22-3082055
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /

                                                                  (b)  /  /
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*  NA

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 /  /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
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                 7   SOLE VOTING POWER

   NUMBER OF         209,222
    SHARES     ---------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY
     EACH            N/A
   REPORTING   ---------------------------------------------------------------
    PERSON       9   SOLE DISPOSITIVE POWER
     WITH
                     209,222
                --------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     N/A
 -----------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        209,222
 -----------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /  /
        EXCLUDES CERTAIN SHARES*

 -----------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
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 14     TYPE OF REPORTING PERSON*
        PN
 -----------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.       SECURITY AND ISSUER.

              This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 128 Sandy Drive, Newark, Delaware 19713.

ITEM 2.       IDENTITY AND BACKGROUND.

              Edison Venture Fund II, L.P., a Delaware limited partnership ("Edison II") and Edison Venture Fund II-PA, L.P., a Pennsylvania limited partnership ("Edison II-PA") are engaged primarily in making private placement investments in securities of companies. Set forth below is the name and address of each general partner (the "General Partners") of Edison Partners II, L.P.
              ("Edison Partners II"), the general partner of each of Edison II and Edison II-PA:

                        John H. Martinson
                        Edison Venture Fund
                        997 Lenox Drive, #3
                        Lawrenceville, NJ  08648

                        Richard J. Defieux
                        Edison Venture Fund
                        997 Lenox Drive, #3
                        Lawrenceville, NJ  08648

                        Gustav H. Koven, III
                        Edison Venture Fund
                        997 Lenox Drive, #3
                        Lawrenceville, NJ  08648

                        Thomas A. Smith
                        Edison Venture Fund
                        997 Lenox Drive, #3
                        Lawrenceville, NJ  08648

              None of Edison II, Edison II-PA, Edison Partners II nor any of the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Edison II and Edison II-PA were, in the aggregate, beneficial owners of 1,463,980 shares of Series A Convertible Preferred Stock of Strategic Diagnostics Inc. ("SDI") and 275,000 immediately exercisable warrants to purchase shares of SDI common stock. On December 30, 1996, SDI merged with and into EnSys Environmental Products, Inc. ("EnSys"). The surviving corporation, EnSys, was subsequently renamed Strategic Diagnostics Inc. Each share of SDI common and preferred stock was converted into .7392048 shares of the Issuer. Each warrant to purchase SDI common stock was converted into .7818026 warrants to purchase shares of the Issuer. Accordingly, through their ownership of Series A Convertible Preferred Stock of the Issuer which is convertible into Common Stock on a share for share basis, Edison II and Edison II-PA beneficially own 1,082,180 shares of Common Stock. Moreover, through their ownership of warrants to purchase Common Stock, Edison II and Edison II-PA beneficially own an additional 214,996 shares of Common Stock, for an aggregate of 1,297,176 shares beneficially owned.

ITEM 4.       PURPOSE OF TRANSACTION.

              Edison II and Edison II-PA acquired the shares of the Issuer for investment purposes. Edison II and Edison II-PA will monitor market conditions and will pursue sales from time to time, although there can be no assurance of the total number of shares to be sold. Edison II and Edison II-PA may from time to time acquire additional securities (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which they now own or hereafter may acquire (through one or more market or private transactions or distributions to partners in accordance with the partnership agreement). Except as set forth above, Edison II and Edison II-PA do not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Edison II and Edison II-PA beneficially own through their respective ownership of Series A Convertible Preferred Stock and warrants to purchase Common Stock, 1,087,954 shares and 209,222 shares of Common Stock, respectively, which equals 7.6% and 1.5% respectively, of the outstanding shares of Common Stock of the Issuer. Edison Partners II, the sole general partner of Edison II and Edison II-PA, and the General Partners, the general partners of Edison Partners II, may be deemed to beneficially own the securities held by Edison II and Edison II-PA.

ITEM 5(b).    Number of Shares as to which Edison II and Edison II-PA has:

              sole power to vote or to direct the vote:
                   Edison II                           1,087,954
                   Edison II-PA                          209,222

              shared power to vote or to direct the vote:
                   Edison II                              None
                   Edison II-PA                           None

              sole power to dispose or to direct the disposition:
                   Edison II                           1,087,954
                   Edison II-PA                          209,222

              shared power to dispose or to direct the
              disposition:
                   Edison II                              None
                   Edison II-PA                           None

ITEM 5(c). None of Edison II, Edison II-PA, Edison Partners II nor any of the General Partners has been a party to any transaction in the Common Stock during the sixty day period ending on the date of this Statement on Schedule 13D other than the transactions described herein.



ITEM 5(d).         Not applicable.



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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE
              ISSUER.

              Edison II and Edison II-PA have signed "lock-up" agreements with the Issuer, pursuant to which Edison II and Edison II-PA have agreed not to sell or transfer their shares of the Issuer's Common Stock for a period of six months from the date of the merger between SDI and the Issuer. Edison II and Edison II-PA have also entered into a Registration Rights Agreement with the Issuer, dated December 30, 1996, which provides for (i) certain demand registration rights and (ii) the right to require the Issuer to include Common Stock owned by Edison II and Edison II-PA in any other registration of Issuer's Common Stock.

              The terms of the Series A Convertible Preferred Stock are set forth in the Fourth Amended Restated Certificate of Incorporation of the Issuer.

              Richard Defieux, a General Partner, is a director of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 -    Agreement between Edison II and Edison II-PA that
                             this Statement is, and subsequent amendments will be, filed on behalf of each of them.

              Exhibit 2 -    Letter Agreements dated December 30, 1996 between
                             Issuer and each of Edison II and Edison II-PA.

              Exhibit 3 -    Registration Rights Agreement dated December 30,
                             1996 between Issuer and certain holders of Issuer's Common Stock.

              Exhibit 4 -    Warrants W-12/30/96-H through N, issued by EnSys
                             in favor of Edison II.


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              Exhibit 5 -    Warrants W-12/30/96-O through U, issued by EnSys
                             in favor of Edison II-PA.

              Exhibit 6 -    Fourth Amended and Restated Certificate of
                             Incorporation of the Issuer.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1997            EDISON VENTURE FUND II, L.P.

                             By: Edison Partners II, L.P.,
                                   General  Partner


                             By:  /s/ Richard Defieux
                                  ---------------------------------------
                                  General Partner


                             EDISON VENTURE FUND II-PA, L.P.

                             By: Edison Partners II, L.P.,
                                   General Partner


                             By:  /s/ Richard Defieux
                                  ---------------------------------------
                                  General Partner






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                                                         EXHIBIT 1

                                      Agreement


         Pursuant to Rule 13d-l(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the undersigned of capital stock of Strategic Diagnostics Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.


Dated:  January 8, 1997           EDISON VENTURE FUND II, L.P.

                             By: Edison Partners II, L.P.,
                                  General Partner


                             By:  /s/ Richard Defieux
                                  ---------------------------------------
                                  General Partner


                             EDISON VENTURE FUND II-PA, L.P.

                             By: Edison Partners II, L.P.,
                                   General Partner


                             By:  /s/ Richard Defieux
                                  ---------------------------------------
                                  General Partner




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